August 8, 2006

Linda Van Doorn
Rachel Zablow
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-4561

VIA EDGAR AND BY HAND

Re:                             iStar Financial Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006,
File No. 1-15371

Dear Ms. Van Doorn and Ms. Zablow:

On behalf of our client, iStar Financial Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated July 25, 2006 (the “July 25 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2005 (the “Form 10-K”).  The responses to the Staff’s comments are set out in the order in which the comments were set out in the July 25 Letter and are numbered accordingly.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Note 12 — Stock-Compensation Plans and Employee Benefits

High Performance Unit Program, Page 93

1.                                       In the event that an employee leaves the company prior to a valuation date, we note that the company holds a call at cost.  Issue 33(b) of EITF 00-23 describes the substance of an arrangement from an accounting perspective.  While we understand that the company has adopted the provisions of FASB Statement 123, the concepts underlying the guidance in Issue 33(b) appear to be equally applicable to the accounting for an arrangement pursuant to Statement 123.  The guidance in Issue 33(b) states that the purchase of stock subject to a cost call is not considered to be a substantive purchase.  Rather, the employer is always expected to exercise the repurchase right when the employee terminates.  The employee is not deemed to have made an at-risk investment in the security.  Any cash paid for the stock is considered a deposit and should be recognized as a liability.  Please tell us how you evaluated this guidance in determining the appropriate accounting for the HPUs.  In your response, please tell us if you considered whether the HPUs should be valued as option-like instruments that convey only upside potential to the purchaser, rather than stock investments that convey both upside and downside risk to the purchaser.

In response to the Staff’s comment, the Company has considered the guidance set forth in Issue 33b of EITF 00-23.  The Company agrees that the provisions that provide for a Company call option at the price originally paid by the employee are, in essence, forfeiture provisions. Given that the employees are required to pay the purchase price up front, the HPUs essentially have a vesting period that matches the measurement period. The Company therefore agrees that the purchase price paid by employees up-front for the HPUs should be viewed as a deposit and classified as a liability rather than equity during the vesting period. The Company has evaluated the impact of reclassifying the purchase price paid for HPUs as a deposit until the end of the measurement/vesting period, and under this treatment, the Company would have reduced its equity and increased its liabilities as follows as of December 31, 2002, 2003, 2004 and 2005, respectively:

					% of Total
Year	($) Reclassification	($) Total Equity	% of Total Equity	($) Total Liabilities	Liabilities
2002	0	2,025,300,000	0.00%	3,583,816,000	0.00%
2003	608,433	2,415,228,000	0.03%	4,240,256,000	0.01%
2004	1,374,843	2,455,242,000	0.06%	4,745,749,000	0.03%
2005	965,798	2,446,671,000	0.04%	6,052,114,000	0.02%

The Company has determined that such amounts are not material to the financial statements and therefore proposes to follow the liability classification prospectively.

The Company believes that HPUs are stock investments and should not be valued as option-like instruments because HPUs are fundamentally different from stock options.  In the case of stock options, the counterparty does not come out of pocket and put personal funds at risk until the counterparty knows with certainty that he or she will receive shares with a higher value than the option exercise price. Therefore, the option’s fair value at any point in time is comprised of two components:  the intrinsic value as well as the time value.  HPUs provide employees with no such optionality and no time value.  In order to receive the award, an employee must come out of pocket and pay for HPUs at the grant date (or assume a recourse liability to do so in the case of the 2002, 2003 and 2004 plans, as discussed below in response number 3) without knowing whether the HPU performance thresholds will be achieved and whether the HPUs will ultimately have value.  Issue 33b of EITF 00-23 contemplates an “early exercise” of options where the employee had full discretion over when to exercise his or her options. In the HPU program, employees essentially have a mandated “early exercise” under the terms in that they are required to “exercise” on the grant date in order to receive the award.  As a result, there is no time value associated with the award and the fair value of an HPU award on the grant date is equal only to its intrinsic value.

While the Company may repurchase HPUs owned by employees who are terminated prior to the HPU valuation date, the Company does not believe that feature changes the nature of the HPUs and does not believe that the HPUs should be evaluated as options.

2.                                       We note that the fair value of an HPU is determined by “multiplying share equivalents by the present value of the projected future dividend stream for SFI.”  While the present value of the future dividend stream is one component of the value of this security, we note that holders of an HPU are also entitled to participate in any sale of the company on the same terms as holders of regular common stock.  Your valuation approach does not appear to capture this value.  As this security appears to entitle the holder to substantially the same economic returns as a holder of regular common stock, please explain why the value of an HPU was not determined by multiplying share equivalents by the price of regular common stock (as adjusted for a non-transferability discount, etc.).

The HPU value is based upon a well-known securities valuation technique called the Dividend Discount Model (DDM).  The DDM states that the value of a stock, which in theory includes the value to be realized upon a sale of the company, can be determined using the future dividends  expected to be paid by the firm, discounted by an appropriate risk-adjusted rate.  Dividends are used as a measure of the cash flows returned to the shareholder. To the extent it is expected that the company will grow its dividend over time, a dividend growth rate is also assumed.   In this case, the formula for determining a company’s value is:

Price =  Dividend / (Discount rate - Dividend Growth Rate)

By way of example, the Company’s common stock currently pays a $3.08 annual dividend.  If one assumes that the Company’s dividend will grow at its current rate of 5% annually (in perpetuity) and that an appropriate discount rate is approximately 12%, then applying the DDM, the price or value of the Company’s common stock would be:

$3.08 / (.12-.05) = $44.00

For the 12 months ending June 30, 2006, the Company’s common stock has traded in the range of $35.36 to $43.98.

The formula above is actually the application of the formula for a perpetuity, or the sum of an infinite stream of cash flows, growing by the specified growth rate and discounted back to their present value.  Discounting a perpetual cash flow from the dividend captures not only the dividends paid, but the total value of the company. The DDM is typically used to value mature companies that pay significant dividends such as utilities and REITs.  It is not typically used in valuing non-dividend paying, high growth companies.

The Company believes that the DDM is an appropriate means of valuing HPUs, as it fully captures the value of both the Company’s future dividend stream and its intrinsic value and is a customary valuation methodology for REIT stocks.

3.                                       It is unclear from your disclosures as to the date on which the purchase price for each of the 2002, 2003, and 2004 plans were determined.  Your disclosures indicate that participants in the 2003 and 2004 plans “will subscribe for units in those plans at the commencement of the program and will be obligated to deliver the purchase price for 2003 Plan units and 2004 Plan units to the Company by January 1, 2003 and January 1, 2004, respectively.”  Was the value of 2003 and 2004 plan HPUs determined as of the commencement of the HPU program in mid-2002?  If yes, was compensation expense recognized for any appreciation in these instruments prior to the date on which the instruments were sold to employees?

The grant date fair values of the 2002, 2003 and 2004 plan HPUs were determined as of the commencement of the HPU program in June 2002, after the Company’s stockholders approved each of the 2002, 2003 and 2004 plans at the Company’s annual meeting.  Employees made their investment decision and executed subscription agreements for their interests in June 2002, thereby obligating them to acquire the HPUs at that time.  The employees did not have an option to consider participation or “exercise” after June 2002 even though the payments for the 2002, 2003 and 2004 plans were deferred.

While the employees’ payment obligations were deferred (participants were required to make a partial payment for their 2002 HPUs in June 2002, with balance due in January 2003; payment for 2003 HPUs was deferred until January 2003; and payment for 2004 HPUs was deferred until January 2004), the employees became fully liable under a note which was recourse, in both legal form and accounting substance, to make the required payments when they executed their subscription agreements and interest accrued on all deferred amounts from the date of sale in June 2002.  Furthermore, if the participant failed to deliver the payments due to the Company, pursuant to the subscription agreements, the employees specifically agreed that the Company would have the right to deduct from the participant’s regular salary or bonus compensation, the shortfall amount owed to the Company and contribute those funds to the appropriate LLC on behalf of the participant in fulfillment of the subscription agreement.  The Company permitted employees to pay for the initial three plans in installments simply because the Company was offering the initial three plans to employees at the same time and felt it was appropriate to give the employees some additional time to come up with the substantial funds required for the three investments (approximately $5.9 million in the aggregate).  There were no employees that defaulted on their obligations.  For all plans after the initial three plans, the Company has not permitted employees to defer payment of the purchase price.

Because the employees entered into recourse obligations up front to pay the full fair value, the Company appropriately did not recognize compensation expense for any appreciation in the 2003 or 2004 HPUs after the grant date.

4.                                       Does the company currently consolidate the LLC?  Please provide us with the accounting basis for your conclusion.

The Company does not consolidate the limited liability company formed with respect to each series of HPUs.  The only asset of the LLCs are 5,000 shares each of a particular series of HPU common stock. All of the economic attributes of the HPU common stock are passed directly through to the employee-members of the LLC and the percentage ownership interests of the employee-members of the LLC are identical to their percentage ownership interests in the 5,000 shares of HPU common stock.  The LLC is formed solely for the administrative purpose of holding the 5,000 shares of HPU common stock in a central place and enabling the Company to monitor restrictions on transfer prior to the end of the measurement period.  The HPU program is intended to prevent employees from realizing any profits from the HPUs prior to the valuation date; accordingly, employees are not permitted to transfer the HPUs to third parties prior the valuation date.  There is no economic difference to the employees or the Company as a result of the LLCs being in place.

Because the LLCs have no substance and are simply an administrative tool used to effectuate the intent of the HPU program, the Company analyzed the LLC as part of the program as a whole under accounting guidelines applicable to equity compensation arrangements.

In response to the Staff’s comment, the Company has evaluated the guidance on consolidations (including FIN 46(R)) and has concluded  that the accounting presentation is the same whether or not the Company consolidates the LLCs.  This conclusion is the same during both the measurement period and post measurement period.  During the measurement period, under consolidation accounting, the Company would record the up-front purchase price payments received from the employees as a liability (see response to comment 1 above); there is no other substantive accounting during that period.  Post measurement, under consolidation accounting, the Company  would record the HPUs as equity, as opposed to a minority interest presentation. Minority interest presentations are generally associated with a non-controlling interest holder’s claim on the net operating assets and liabilities of a subsidiary’s operations. These LLCs have no operating assets and liabilities or operating activities, rather they hold only the Company’s stock, which in consolidation would not be reflected as an asset of the consolidated group. The employees have in substance a residual interest in the Company’s equity through their investment in the LLCs. Accordingly, the Company has concluded it is appropriate to continue its current accounting presentation for the HPUs (as proposed to be modified in response to comment 1).

5.                                       EITF Issue 03-6 requires the presentation of earnings per share for all classes of common stock.  Notwithstanding the company’s concern about whether this measure is useful to investors, please explain your basis for departing  from the requirements of Issue 03-6.

The Company acknowledges that EITF Issue 03-06 requires the presentation of basic and diluted earnings per share for participating classes of common stock, which includes HPUs, and the Company agrees that the allocation of earnings to its HPU common stock is material information that must be presented to investors.  Given that the structure of the HPU program produces an earnings per HPU share result that is not meaningful, as discussed in the Company’s June 13, 2006 response letter, the Company determined that it was better disclosure to provide the total amount of earnings allocable to the HPU shares in footnotes on the face of its financial statements, rather than present the earnings per share information since the denominator of the HPU earnings per share calculation is an arbitrary number (i.e., 5,000 shares per plan) which does not directly relate to the number of common stock equivalents used to determine the level of dividends payable on the HPU shares. In this regard, the Company notes that under Statement of Financial Concepts 2, “Qualitative Characteristics of Accounting Information,” the relevance of information to investors is a criteria that should be used in determining its materiality.  The Company continues to believe that its disclosure provides investors with the relevant information about the HPU plan and that the earnings per share information is not relevant and is confusing, solely because of the arbitrary number of HPU shares outstanding in each plan.  However, the Company acknowledges that its presentation departs from the requirements of EITF Issuer 03-06.  If the Staff does not agree with the Company’s view, the Company will begin presenting HPU earnings per share in all future filings together with additional footnote disclosure that explains how the HPU earnings per share is calculated, and will continue to provide the total earnings allocated to HPU participants.

6.                                       Please provide us with the basis for each of the assumptions you used to value the HPUs.  Specifically, is the 3% dividend rate reflective of your historical experience and your projected future earnings growth?  How did you determine the discount rate of 20%?  Why did you apply a forfeiture discount of 15%, notwithstanding that, under FASB Statement 123, the possibility of forfeiture is not factored into the fair value of an award.  How did you determine the 35% liquidity discount and 5% non-voting discount?

Dividend Growth Rate:  The Company used a 3% dividend growth rate in the first three HPU plans which were all valued in June of 2002, after receiving shareholder approval for the plans in late May.  The Company used a dividend growth rate of 5% with respect to HPUs issued after 2002. The Company went public in 1998 and its dividend in first two years grew somewhat inconsistently as the Company ramped up its operations.  From 2000 to 2003 the Company’s dividend grew at an annual rate ranging from 2.1% to 2.9%. From 2003 to present, the Company’s dividend has grown at an annual rate ranging from 5.0% to 5.3%.  The Company believes that the dividend growth rates used to calculate the HPU values are appropriate and are reflective of its historical experience.

Discount Rate:  In the context of securities valuation, the discount rate is the rate of return an investor requires in order to make a specific type of investment.  Discount rates are determined in the context of a variety of factors including the current risk free rate (typically a Treasury bond yield) and the character and perceived risk profile of the contemplated investment.  The determination of an appropriate discount rate is not an exact science and is subject to many market and company-specific variables.  Discount rates for blue chip or large cap equities typically range from 9-13%.  Investors typically use higher discount rates in valuing smaller cap growth companies that may have more volatility in their share prices — more potential upside or more potential downside.

In evaluating an appropriate discount rate for the HPU valuation, the Company took into account many factors including the differences in an investment in an HPU versus investing directly in the

Company’s common stock.  Some of these differences included the HPU’s three year vesting period, the confluence of events that had to occur on a single day three years in the future (i.e., beating the benchmark indexes and threshold returns) in order to receive any return on investment and the possibility of 100% loss of investment (which occurred in the 2005 HPU plan).  The Company believes that when taking into account these features for an HPU, an investor would require a 20-25% rate of return to make an investment in the HPU plan.

In valuing each new HPU plan, the Company’s independent financial advisor ran a sensitivity analysis using discount rates ranging from 20-25%.  The Company used a discount rate of 20% with a dividend growth rate of 3% in the first plans and increased the discount rate to 25% when the dividend growth rate assumption was increased to 5%.  The Company believes that the increase in discount rate was appropriate to take in to account the additional risk associated with the Company’s ability to grow its dividend by 5% in perpetuity.  As with all of the assumptions underlying the valuation of HPUs, the Company’s compensation committee of the Board of Directors approved the changes in the dividend growth rate and the discount rate.

Forfeiture Discount:  The Company used a forfeiture discount of 15% in valuing the first three HPU plans.  As discussed earlier, in order to put the HPU plan in to effect, the Company issued the first three plans (with one year, two year and three year valuation dates respectively) in June of 2002.  At that time, the Company believed that it was appropriate to include a small forfeiture discount in the valuation of these plans to take into account the fact that employees may have to forfeit their HPUs if they were to leave the Company prior to the valuation dates — especially in light of the fact that they were required to commit to all three plans at one time.  After the initial three plans were issued, the Company issued HPU plans on an annual basis with a three year valuation period (i.e. the 2005 HPU plan was issued in January of 2003 and was valued on December 31, 2005).

The Company adopted FASB Statement No. 123 in the third quarter of 2002, with retroactive application to January 1, 2002.  The Company notes that FASB 123 excludes the possibility of forfeiture in determining fair value of a stock-based compensation award.  In response to the Staff’s comment, the Company has reviewed the difference in the valuation of the initial HPU plans attributable to the 15% forfeiture discount and has determined that such difference (approximately $885,000 in the aggregate, portions of which would vest over one, two and three year periods) was not material.  HPU plans that were issued subsequent to 2002 did not include a forfeiture discount.

Liquidity Discount:  Units in the HPU plan are illiquid.  Prior to the valuation date units may not be transferred to third parties.  After the valuation date, HPU holders are entitled to receive the dividend paid to common stock holders on the share equivalents that vested.  While the transfer of units is permitted after vesting, there is no private or public market for the units and the units will never be registered under the Securities Act of 1933, as amended.  The Company believes that a liquidity discount of 35% is appropriate in valuing the HPU plan based on the ongoing lack of liquidity of the units, other than in the event of a sale of the Company.  The Company believes that restricted stocks are typically valued at discounts ranging from 20% to 45%, because they are not freely tradeable or will not be listed on an exchange for a period of time.  The Company also has been advised that its independent financial advisor uses a 40% liquidity discount rate in valuing illiquid or restricted securities that it holds.

Non-Voting Discount:  In the context of securities valuation, shares that entitle the holder to limited voting rights typically trade at a slight discount to full voting shares.  As the HPUs carry limited voting rights, the Company believes that is appropriate to use a market standard discount of 5% in valuing the HPU plan.

We trust we have been responsive to the Staff’s comments.  If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Kathleen L. Werner

Kathleen L. Werner

Enclosures

cc:                                 Catherine D. Rice, iStar Financial Inc.
Timothy C. Conlon, Pricewaterhouse Coopers, LLP
Paul R. Kepple, PricewaterhouseCoopers, LLP